

November 15, 2013

Via E-mail
Raymond C. Fidel
Chief Executive Officer
DriveTime Automotive Group, Inc.
4020 East Indian School Road
Phoenix, AZ 85018

>   **Re: DriveTime Automotive Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 29, 2013**
>   **File No. 001-14759**

Dear Mr. Fidel:

We have reviewed your response dated October 29, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures, page 102

1. We have reviewed your response to prior comment 3 and it is unclear as to why management's report on internal control over financial reporting was not provided for DriveTime Automotive Group, Inc. and its subsidiaries (including DTAC and its subsidiaries). Please amend your filing to include the disclosure required by Item 308 of Regulation S-K.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief